SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

SCIELE PHARMA, INC.
(Name of Subject Company)

TALL BRIDGE, INC.
SHIONOGI & CO., LTD.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)
________________

808627103
(Cusip Number of Class of Securities)

Isao Teshirogi
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045, Japan
Telephone: +81 6 6202-2161
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Theodore A. Paradise
Michael Davis
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on September 8, 2008 by Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Shionogi”), and Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shionogi, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sciele Pharma, Inc., a Delaware corporation (“Sciele”), at $31.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 7. Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by adding the following:

“Shionogi has elected not to enter into the unsecured senior bridge loan facility that was described in the debt commitment letter that Shionogi had received from Goldman Sachs Japan Co., Ltd. on September 1, 2008. Instead, on October 1, 2008, Shionogi made alternative financing arrangements and entered into a special overdraft loan agreement and a market interest rate loan agreement (collectively, the “Loan Agreement”) with Sumitomo Mitsui Banking Corporation (“SMBC”) under which SMBC will lend ¥110 billion, the equivalent of approximately $1.0 billion, to Shionogi for the purpose of financing the acquisition of Sciele. The funding under the Loan Agreement is not subject to any conditions precedent. Shionogi’s obligations under the Loan Agreement are unsecured. No guarantees will be provided by any of Shionogi’s subsidiaries. The Loan Agreement will expire on the earlier of (i) September 30, 2009 and (ii) upon the occurrence of an acceleration event. During the term of the Loan Agreement, within two days after Shionogi submits a request form to SMBC, SMBC will deposit the requested funds into Shionogi’s bank account by Shionogi’s requested method of deposit.

Borrowings under the Loan Agreement will bear interest at the prevailing interest rate at which SMBC is able to procure funds for the applicable interest rate period on the short-term money market or other markets plus a margin of 0.15% per annum. In addition, Shionogi will pay customary fees. The Loan Agreement includes covenants by Shionogi with respect to (i) maintenance of an interest coverage ratio (as defined in the Loan Agreement) of not less than 1 to 1, (ii) absence of a two consecutive-period operating loss and (iii) maintenance of an excess of its assets over its liabilities.  A breach of any covenant by Shionogi would give SMBC a right to (i) require a consultation with Shionogi to amend certain provisions of the Loan Agreement, subject to certain conditions and (ii) in certain circumstances, to accelerate the loans under the Loan Agreement. The Loan Agreement also contains other terms and conditions customary for similar financings by banks in Japan.

The foregoing summary description of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement itself, a copy of which Purchaser has filed as an exhibit to the Schedule TO filed with the SEC in connection with the Offer, which you may examine and copy as set forth in “Section 8—Certain Information Concerning Sciele” above.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by deleting the second paragraph of “Section 13—The Transaction Documents—The Merger Agreement—The Offer” of the Offer to Purchase and replacing it with the following:

“The Merger Agreement provides that if at the scheduled Expiration Date any of the conditions to the obligation to purchase the Shares have not been satisfied or waived, Purchaser shall, subject to the rights of the parties under Article 8, extend (and re-extend) the Offer for one or more periods of not more than ten business days each until the earlier to occur of (i) a date as of which all of the Offer Conditions have been satisfied or waived and (ii) March 31, 2009. Purchaser shall also extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by any other law. Purchaser is required to accept and pay for Shares validly tendered and not withdrawn promptly following the later of (i) the earliest date as of which Purchaser is legally permitted to accept such tendered Shares and (ii) the earliest date as of which each of the Offer Conditions is satisfied or waived.”

Item 11 of the Schedule TO is hereby amended and supplemented by deleting the first paragraph of “Section 13—The Transaction Documents—The Merger Agreement—Subsequent Offering Period” of the Offer to Purchase and replacing it with the following:

“The Merger Agreement provides that following the Acceptance Time, Purchaser may, without the consent of Sciele, make available a Subsequent Offering Period in accordance with Rule 14d-11 of the Exchange Act for up to 20 business days if at the commencement of the Subsequent Offering Period, the number of Shares owned by Shionogi, Purchaser and their respective subsidiaries represent less than 90% of the outstanding number of Shares. The Merger Agreement obligates Purchaser to provide for a Subsequent Offering Period of at least ten business days, if requested by Sciele, in the event that, at the Acceptance Time, Shionogi, Purchaser and their respective subsidiaries own more than 80% but less than 90% (inclusive of Shares issuable pursuant to the Top-Up Option described below) of the Shares outstanding at that time. Purchaser is required to accept and pay for Shares validly tendered during the Subsequent Offering Period promptly after such Shares are so tendered.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(b)(1)	Special Overdraft Loan Agreement and Market Interest Rate Loan Agreement dated October 1, 2008 between Shionogi & Co., Ltd. and Sumitomo Mitsui Banking Corporation.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2008

TALL BRIDGE, INC.

By:	/s/ Shinya Matsuzawa
Name: Shinya Matsuzawa
Title: Secretary & Director

SHIONOGI & CO., LTD.

By:	/s/ Isao Teshirogi
Name: Isao Teshirogi
Title: President & Representative Director

EXHIBIT INDEX

Exhibit No.	Description
(b)(1)	Special Overdraft Loan Agreement and Market Interest Rate Loan Agreement dated October 1, 2008 between Shionogi & Co., Ltd. and Sumitomo Mitsui Banking Corporation.